SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

First Nine Months 2010

Earnings Release

3 November 2010

01

Earnings Release

Lisbon, Portugal, 3 November 2010

Following the disposal of Brasilcel on 27 September 2010, PT adjusted its income and cash-flow statements for previous periods in order to recognise Vivo business line as a discontinued operation. In 3Q10, operating revenues amounted to Euro 952 million, up by 0.3% y.o.y and EBITDA reached Euro 382 million, down by 3.8% y.o.y. Net income reached Euro 5,353 million, including the gain obtained with the disposal of Brasilcel. In 9M10, consolidated operating revenues amounted to Euro 2,793 million, up by 0.7% y.o.y, while EBITDA reached Euro 1,129 million, down by 4.1% y.o.y. Consolidated EBITDA margin stood at 40.4%. Net income amounted to Euro 5,618 million and basic earnings per share reached Euro 6.41, impacted by the capital gain referred to above. In 9M10, Capex decreased by 5.2% y.o.y to Euro 494 million, equivalent to 17.7% of revenues, and was principally directed to the investment in the rollout of new technologies and services, namely the fibre network and TV service and the investments in 3G and 3.5G. In 9M10, EBITDA minus Capex reached Euro 636 million, decreasing by 3.2% y.o.y, while in 3Q10 it reached Euro 200 million, up by 4.9% y.o.y, as a result of PT’s focus on profitability and cash-flow generation. In 9M10, operating cash-flow stood at Euro 410 million, while in 3Q10 it grew by 5.4% y.o.y to Euro 227 million. Free cash-flow reached Euro 4,652 million in 9M10, reflecting the first instalment received from Telefónica in connection with the disposal of Vivo. As at 30 September 2010, net debt amounted to Euro 782 million, while after-tax unfunded post retirement benefit obligations totalled Euro 1,118 million. As from September 2010, PT joined the Dow Jones Sustainability World Index, thus further recognising PT’s continuous investment in sustainability and corporate responsibility and placing the company amongst the best companies in the world in the sustainability domain. As a result, PT is now simultaneously present in the two most important sustainability indexes, FSTE4Good and the DJSI.

Table 1 _ Consolidated financial highlights (1)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Operating revenues	952.2	949.3	0.3%		2,792.6	2,772.2	0.7%
Operating costs, excluding PRBs and D&A	570.3	552.5	3.2%		1,663.3	1,595.2	4.3%
EBITDA (2)	381.9	396.8	(3.8)%		1,129.2	1,177.0	(4.1)%
Income from operations (3)	164.5	206.0	(20.2)%		526.5	618.1	(14.8)%
Net income (4)	5,353.2	116.1	n.m.		5,617.7	372.7	n.m.
Capex (5)	181.4	205.7	(11.8)%		493.6	520.6	(5.2)%
Capex as % of revenues (%)	19.1	21.7	(2.6	)pp	17.7	18.8	(1.1	)pp
EBITDA minus Capex	200.4	191.1	4.9%		635.6	656.3	(3.2)%
Free cash flow	4,630.0	92.6	n.m.		4,651.8	121.7	n.m.
Net debt (6)	781.6	5,383.2	(85.5)%		781.6	5,383.2	(85.5)%
After-tax unfunded PRB obligations	1,118.0	1,167.0	(4.2)%		1,118.0	1,167.0	(4.2)%
EBITDA margin (%) (7)	40.1	41.8	(1.7	)pp	40.4	42.5	(2.0	)pp
Net debt / EBITDA (x) (8)	0.5	3.4	(2.9	)x	0.5	3.4	(2.9	)x
EBITDA / net interest (x) (8)	6.7	6.6	0.1	x	6.4	7.2	(0.7	)x
Basic earnings per share	6.11	0.13	n.m.		6.41	0.43	n.m.
Diluted earnings per share (10)	5.70	0.13	n.m.		6.00	0.42	n.m.

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (4) In 3Q10 and 9M10, net income includes one-off items related to the capital gain obtained with the disposal of Brasilcel; the accumulated currency translation adjustments that were recognised in net income on the date of disposal, and adjustments to the book value of certain assets, provisions for contingencies and other non-recorring costs. (5) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09). (6) The 2009 information is proforma in order to reflect the deconsolidation of Vivo. (7) EBITDA margin = EBITDA / operating revenues. (8) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

In 9M10, consolidated operating revenues increased by 0.7% y.o.y to Euro 2,793 million, as a result of revenue growth in wireline and international operations, namely MTC in Namibia, Timor Telecom and Dedic. Lower MTRs impacted revenue growth by 0.3pp y.o.y in 9M10.

Table 2 _ Consolidated income statement (1)	Euro million

	3Q10	3Q09	y.o.y	9M10	9M09	y.o.y
Operating revenues	952.2	949.3	0.3%	2,792.6	2,772.2	0.7%
Wireline (2)	481.6	481.1	0.1%	1,452.6	1,446.4	0.4%
Domestic mobile • TMN (2)	355.9	397.9	(10.5)%	1,045.4	1,135.0	(7.9)%
Other and eliminations	114.6	70.4	62.7%	294.5	190.8	54.4%
Operating costs, excluding PRBs and D&A	570.3	552.5	3.2%	1,663.3	1,595.2	4.3%
Wages and salaries	163.7	140.7	16.4%	470.6	408.8	15.1%
Direct costs	137.4	127.8	7.4%	412.8	384.6	7.3%
Commercial costs	98.0	111.0	(11.7)%	272.2	307.1	(11.4)%
Other operating costs	171.2	173.1	(1.1)%	507.8	494.6	2.7%
EBITDA (3)	381.9	396.8	(3.8)%	1,129.2	1,177.0	(4.1)%
Post retirement benefits	17.8	22.4	(20.5)%	53.5	67.2	(20.5)%
Depreciation and amortisation	199.6	168.3	18.6%	549.3	491.7	11.7%
Income from operations (4)	164.5	206.0	(20.2)%	526.5	618.1	(14.8)%
Other expenses (income)	100.5	13.5	n.m.	121.1	28.7	n.m.
Curtailment costs, net	1.6	0.6	172.4%	10.9	4.1	166.1%
Net losses (gains) on disposal of fixed assets	(1.8)	(0.4)	n.m.	(1.0)	(0.9)	10.2%
Net other costs (gains)	100.7	13.3	n.m.	111.2	25.5	n.m.
Income before financ. & inc. taxes	64.0	192.5	(66.8)%	405.4	589.4	(31.2)%
Financial expenses (income)	98.8	18.7	n.m.	145.6	22.5	n.m.
Net interest expenses	56.9	60.1	(5.3)%	175.5	164.2	6.9%
Equity in earnings of affiliates, net	18.5	(56.1)	n.m.	(65.4)	(158.3)	(58.7)%
Net other financial losses (gains)	23.3	14.7	58.2%	35.5	16.6	114.0%
Income before income taxes	(34.8)	173.8	n.m.	259.7	566.9	(54.2)%
Provision for income taxes	(37.6)	(52.7)	(28.6)%	(64.1)	(164.4)	(61.0)%
Income from continued operations	(72.4)	121.2	n.m.	195.6	402.5	(51.4)%
Income from discontinued operations	5,474.8	29.6	n.m.	5,551.5	44.4	n.m.
Income before minority interests	5,402.4	150.7	n.m.	5,747.0	446.9	n.m.
Losses (income) attributable to minority interests	(49.2)	(34.6)	41.9%	(129.3)	(74.3)	74.2%
Consolidated net income (5)	5,353.2	116.1	n.m.	5,617.7	372.7	n.m.

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation. (2) Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 7 million in 9M10. Wireline revenues include the impact of the change in the recognition of contract penalties as from 3Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains). (5) In 3Q10 and 9M10, net income includes one-off items related to the capital gain obtained with the disposal of Brasilcel; the accumulated currency translation adjustments that were recognised in net income on the date of disposal, and adjustments to the book value of certain assets, provisions for contingencies and other non-recorring costs.

In 9M10, revenues from domestic operations decreased by 3.0% y.o.y. The revenue performance of domestic operations was negatively impacted by lower equipment sales (Euro 20 million), lower MTRs (Euro 8 million), the the change in recognition of contract penalties in wireline (Euro 8 million) and lower customer revenues at TMN, as a result of adverse economic conditions coupled with increasing competition in the youth segment.

Notwithstanding difficult economic conditions and an adverse evolution of ULL revenues in 3Q10, the wireline business further consolidated its positive revenue turnaround. In 9M10, wireline operating revenues increased by

0.4% y.o.y, from Euro 1,446 million to Euro 1,453 million, underpinned by retail revenues and despite lower corporate and data revenues, a significant decrease of directories business and declining wholesale revenues. Adjusting for the change in revenue recognition of contract penalties referred to above, wireline revenues would have increased by 1.0% y.o.y in 9M10. In 3Q10, retail revenues grew by 0.4% y.o.y, on the back of the continued strong performance of the Meo triple-play offer (voice, data and pay-TV), which is underpinning better performance in line disconnections and broadband. In 9M10, retail revenues decreased by 0.3% y.o.y from Euro 727 million to Euro 725 million, while adjusting for the change in the recognition of contract penalties, wireline retail revenues would have grown by 0.7% y.o.y.

In the wireline, retail net additions reached 239 thousand in 9M10, up by 10.6% y.o.y, driven by the success of PT’s Meo triple-play offer, which is contributing to steady and consecutive gains in broadband market share and record reduction in line net disconnections. As a result, according to the 2Q10 report issued by ANACOM, the Portuguese telecom regulator, PT has increased its fixed broadband market share in the past nine consecutive quarters. Fixed broadband retail customers increased by 18.7% y.o.y in 9M10, reaching 964 thousand customers. Broadband retail net additions reached 102 thousand in 9M10, in line with the improving trend posted during 2009. The solid performance of Meo triple-play offer contributed decisively to mitigate fixed line net disconnections, which stood at 52 thousand in 9M10 compared to 80 thousand in 9M09 and 143 thousand in 9M08. Moreover, net disconnections of traffic generating lines stood at only 20 thousand in 9M10, compared to 48 thousand in 9M09, an improvement of almost 60% y.o.y, and to 89 thousand in 9M08. PT’s Meo offer continues to see strong demand in the market having reached an estimated market share of 28.5%. Pay-TV net additions reached 188 thousand in 9M10 and total pay-TV customers stood at 769 thousand, equivalent to 79.8% penetration of the fixed broadband retail customer base, up by 17.6pp y.o.y. Retail RGU per access increased by 11.3% y.o.y in 9M10 to 1.64.

In 9M10, TMN’s operating revenues decreased by Euro 90 million (-7.9% y.o.y) to Euro 1,045 million, mainly due to: (1) lower customer revenues (Euro 44 million), against a backdrop of adverse economic conditions and increased penetration of on-net flat-fee prepaid tariff plans, especially in the youth segment; (2) lower equipment sales (Euro 27 million), and (3) lower interconnection revenues (Euro 13 million), partially as a result of the negative impact of lower MTRs (Euro 7 million). Data revenues continued to be an important source of growth, having reached 24.5% of service revenues, up by 1.8pp y.o.y.

Other revenues, including intra-group eliminations, increased by 54.4% y.o.y in 9M10 to Euro 294 million. This performance was mainly due to: (1) the increase of 32.4% and 20.2% y.o.y at Timor Telecom and MTC, respectively; (2) the improving business trends at Dedic, and (3) the consolidation of GPTI, an IT / IS company acquired by Dedic, as from 1 March 2010.

EBITDA decreased by 4.1% y.o.y in 9M10 to Euro 1,129 million, equivalent to a margin of 40.4%. EBITDA performance in the period was impacted by the domestic businesses, as a result of: (1) revenue decline at TMN and notwithstanding an 11.2% y.o.y reduction in operating costs excluding D&A, and (2) the decline in wireline as a result of the continued investment in the roll-out of triple-play offers. This performance has more than offset growth of fully consolidated international assets.

Wireline EBITDA amounted to Euro 560 million in 9M10, equivalent to a 38.6% margin. EBITDA margin continued to be impacted primarily by the investment in the pay-TV business as programming costs, customer acquisition and support service costs were significantly impacted by the roll-out of the triple play offers. In 3Q10, wireline EBITDA amounted to Euro 184 million, equivalent to a margin of 38.2%, down by 2.5pp y.o.y, showing an important sequential improvement when compared to recent quarters, notwithstanding the continued investment in the roll-out of triple-play offers as referred to above, as a result of cost control and efficiency improvements. The improvement in EBITDA trend is owed to streamlined cost structure resulting from fixed-mobile convergence and restructuring of the domestic business around customers segments. In 9M10, wages and salaries in the wireline segment declined by 1.0% y.o.y, as a result of strong focus on cost reduction.

Table 3 _ EBITDA by business segment (1)(2)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Wireline	184.1	195.7	(5.9)%		560.4	604.4	(7.3)%
Domestic mobile • TMN	163.2	175.9	(7.2)%		488.4	507.4	(3.7)%
Other and eliminations	34.6	25.2	37.3%		80.4	65.2	23.3%
EBITDA (2)	381.9	396.8	(3.8)%		1,129.2	1,177.0	(4.1)%
EBITDA margin (%)	40.1	41.8	(1.7	)pp	40.4	42.5	(2.0	)pp

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation.  (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.

Notwithstanding the 11.2% y.o.y reduction in operating costs excluding D&A, which underlines a clear improved efficiency, TMN’s EBITDA decreased by 3.7% y.o.y to Euro 488 million in 9M10, as a result of lower customer and interconnection revenues as referred to above, but EBITDA margin expanded 2.0pp compared to 9M09.

Other EBITDA increased by 23.3% y.o.y to Euro 80 million in 9M10 as a result of: (1) the 27.0% and 20.3% y.o.y growth in Timor Telecom and MTC, respectively; (2) the improved trends at Dedic, and (3) the consolidation of GPTI as from 1 March 2010. These effects more than offset the EBITDA contraction at CVT in Cape Verde, primarily due to weaker economic conditions and adverse regulation.

Post retirement benefit costs amounted to Euro 53 million in 9M10, compared to Euro 67 million in 9M09. The decline of 20.5% y.o.y is mainly due to: (1) the reduction of Euro 105 million in post retirement liabilities in 2009, following the halting of the redundancy programme; (2) the increase in fair value of plan assets, from Euro 2,132 million to Euro 2,370 million, in 2009 as a result of the performance of the plan assets, and the contributions to the pension funds, and (3) the reduction of the discount rate from 5.75% to 5.50%.

Depreciation and amortisation costs increased by 11.7% y.o.y to Euro 549 million, reflecting mainly a higher contribution from the wireline business, as a result of the investments in the rollout of pay-TV service, and the accelerated depreciation of certain GSM network equipments at TMN.

Curtailment costs amounted to Euro 11 million in 9M10 as compared to Euro 4 million in 9M09. The low level of curtailment costs in both 9M10 and 9M09 is explained by the decision to halt the redundancy programme.

Net other costs amounted to Euro 111 million in 9M10, primarily as a result of: (1) the recognition in 3Q10 of provisions and adjustments in order to reflect the recoverable amount of certain assets and estimated losses with certain legal actions, and (2) expenses incurred in 3Q10 related to the Oi acquisition process.

Net interest expenses increased to Euro 176 million in 9M10 from Euro 164 million in 9M09, mainly as a result of the increase in the cost of debt in domestic operations. Consolidated cost of debt was 4.6% in 9M10.

Equity in earnings of affiliates in 9M10 amounted to Euro 65 million compared to Euro 158 million in 9M09, with the decline being explained mainly by: (1) non-recurring losses on investments in associate companies, totalling Euro 72 million, to adjust its carrying value to the corresponding estimated recoverable amounts; (2) PT’s share in 9M09 in the earnings of Médi Télécom, which was sold in 4Q09, and (3) the impact of the devaluation of the Kwanza against the Euro. Adjusting for these effects, equity in earnings of affiliates would have amounted to Euro 153 million in 9M10 and Euro 150 million in 9M09.

Net other financial losses, which include net foreign currency losses, net gains on financial assets and net other financial expenses, amounted to Euro 35 million in 9M10 compared to Euro 17 million in 9M09. Net foreign currency losses amounted to Euro 11 million in 9M10 (Euro 2 million in 9M09), primarily as a result of the impact of the depreciation of the US Dollar against the Euro during 3Q10 on net assets denominated in US Dollars. Net gains on financial assets amounted to Euro 1 million in 9M10, which compares to Euro 7 million in 9M09, resulting primarily from the impact of the appreciation of the US Dollar against the Euro on Euro/Dollar free-standing cross currency derivatives, which were settled in April 2009. Other financial expenses, which include banking services and other financing costs, amounted to Euro 26 million in 9M10 compared to Euro 22 million in the same period of last year.

Provision for income taxes decreased to Euro 64 million in 9M10 from Euro 164 million in 9M09, corresponding to an effective tax rate of 24.7% and 29.0%, respectively. In 9M10, this caption includes: (1) a gain of Euro 52 million related to a corporate restructuring of Africatel businesses that resulted in lower taxable profits, and (2) a gain of Euro 4 million corresponding to the impact on deferred taxes, as at 1 January 2010, of the change in the statutory tax rate applicable in Portugal from 26.5% to 29.0% for companies with taxable profits higher than Euro 2 million. Adjusting for these effects, provision for income taxes would have amounted to Euro 120 million in 9M10, corresponding to an effective tax rate of 46.1% (29.0% in 9M09). This increase in the effective tax rate is primarily explained by: (1) a higher statutory tax rate in Portugal, as referred to above, and (2) higher non-recurring losses and interest expenses non-deductible for tax purposes.

Income from discontinued operations includes primarily the gain, net of related expenses, obtained with the disposal of the investment in Vivo, which was concluded on 27 September 2010, and Vivo’s earnings before minority interests up to the that date. In 9M10, income from discontinued operations amounted to Euro 5,551 million, including primarily the capital gain obtained with the disposal of Brasilcel and the accumulated currency translation adjustments that were recognised in net income on the date of disposal, although not contributing to the distributable net income.

Income attributable to minority interests increased by Euro 55 million to Euro 129 million in 9M10, reflecting higher minority interests from Vivo (Euro 32 million) and from the African businesses (Euro 24 million). The increase in minority interests from Vivo was related to the improvement in its earnings during the period and the appreciation of the Brazilian Real. The increase in minority interests from Africatel is primarily explained by the share of minority interests in the tax and accounting gains, resulting from the corporate restructuring of the African businesses, recorded in 9M10 and 9M09, respectively.

Net income increased to Euro 5,618 million, compared to Euro 373 million in 9M09, reflecting primarily the increase in the income from discontinued operations following the gain obtained from the disposal of Vivo in 3Q10. This effect was partially offset by: (1) a lower income from continuing operations, reflecting higher non-recurring expenses and lower gains from affiliated companies, and (2) higher minority interests. Distributable net income in 9M10 amounted to Euro 4,585 million. In 3Q10 and in 9M10, net income also includes one-off items related to adjustments to the book value of certain assets, provisions for contingencies and other non-recorring costs.

Shareholder remuneration

PT announced today that the Board of Directors has approved the intention to submit for shareholders’ approval at the next Shareholders’ Meeting a shareholder remuneration proposal consistent with the Company’s financial profile following the sale of its shareholding in Vivo and in anticipation of the proposed investment in Oi, the potential transfer to the Portuguese State of the pension liabilities and pension funds, and commitment to a solid investment grade rating.

The remuneration package proposal is as follows: (1) an exceptional cash dividend of Euro 1.65 per share, of which Euro 1.00 per share to be paid in December 2010 (as an anticipation of 2010 profits) that requires a prior formal approval in a specific Board meeting, and Euro 0.65, with the latter subject to the Annual Shareholders’ Meeting approval, and (2) an ordinary cash dividend of Euro 0.65 per share for the fiscal years ending 31 December 2010 and 2011, an increase of 13% compared to the initial commitment by the Company of Euro 0.575 for the same period, which is also subject to Annual Shareholders’ Meeting approval.

The Board will also propose that PT adopt a progressive dividend policy with the objective of raising the dividend per share every year between 3% and 5% for the period between 2012 and 2014.

Furthermore, for the fiscal year 2011 onwards, the Board of Directors also has the intention to approve the payment of an interim ordinary dividend based on the financial performance of the Company, in order to allow for a smoother cash return to its shareholders throughout the year.

The exceptional cash dividend and the remuneration package proposal are subject to market conditions, PT’s financial condition, applicable law regarding the distribution of net income, including additional shareholder approvals, as applicable, and other factors considered relevant by the Board at the time.

Upon approval of the remuneration package at the next Annual Shareholders’ Meeting, PT will further reinforce its commitment to continue to deliver best in class returns and free cash flow payout to its shareholders, while retaining a solid balance sheet and financial flexibility to continue investing in its core markets, new products and services and maintaining its long term strategic competitive position.

Capex

Capex decreased by 5.2% y.o.y in 9M10 to Euro 494 million, equivalent to 17.7% of revenues, and was directed towards investments in: (1) future proof technologies, namely FTTH, and also 3G and 3.5G; (2) new services, namely Pay-TV, and (3) connecting customers as a result of the strong growth of pay-TV service (52.3% y.o.y in 9M10).

Table 4 _ Capex by business segment (1)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Wireline	107.0	130.7	(18.1)%		319.0	358.0	(10.9)%
Domestic mobile • TMN (2)	31.5	48.1	(34.5)%		84.1	106.1	(20.8)%
Other	42.9	26.8	59.9%		90.4	56.5	60.0%
Total capex	181.4	205.7	(11.8)%		493.6	520.6	(5.2)%
Capex as % of revenues (%)	19.1	21.7	(2.6	)pp	17.7	18.8	(1.1	)pp

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation.  (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

Wireline capex decreased by 10.9% y.o.y from Euro 358 million in 9M09 to Euro 319 million in 9M10, as the investments in legacy network infrastructure declined in the period, notwithstanding: (1) the continued efforts in the roll-out of future proof infrastructures, namely FTTH, and (2) the increase in customer related capex associated to the growth in pay-TV services. Other investments, namely infrastructure backbone SI/TI, also decreased as a result of PT’s focus on efficiency and cash flow, significant investments undertaken during 2008 and 2009 and synergies from fixed-mobile integration. Additionally, PT will continue to invest in its FTTH network roll-out, with the objective of covering an additional 600 thousand homes. Capex at wireline represented 22.0% of revenues, down by 2.8pp when compared to 9M09.

TMN’s capex decreased by 20.8% y.o.y to Euro 84 million in 9M10, equivalent to 8.0% of revenues. The decrease in TMN’s capex is primarily explained by the focus on cash-flow generation, supported by synergies from fixed-mobile integration. Capex continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and main roads. Infra-structure related capex was broadly flat as a result of the continued focus on the provision of high quality mobile voice and data services and on accommodating increased voice and data usage. In 9M10, approximately 70% of network capex was directed towards 3G and 3.5G networks. Against a backdrop of the high quality of the network and services offered to customers, TMN’s network quality continues to stand out in the context of the Portuguese market for its coverage and reliability both in voice and broadband. PT reinforces the objective of further strengthening its mobile data capabilities by leveraging the existing FTTH deployment to boost its mobile network quality, which at the end of 2011 is expected to have 80% of fibre based sites with Ethernet mobile backhauling.

In 9M10, other capex increased to Euro 90 million, compared to Euro 57 million in 9M09, as a result of investments made in 9M10 in Africa, namely MTC and CVT, and in the expansion of Dedic’s business, including the construction of new sites.

Cash Flow

Operating cash flow stood at Euro 410 million in 9M10, compared to Euro 502 million in 9M09, mainly due to an increase in working capital investment (Euro 86 million), which is primarily explained by a higher capex working capital in the wireline business (Euro 69 million), as the higher capex in 4Q09 compared to 4Q08 led to higher payments to fixed asset suppliers in 9M10. In 3Q10, operating cash-flow increased by 5.4% y.o.y to Euro 227 million, primarily as a result of the improvement in EBITDA minus capex (Euro 9 million).

Free cash flow amounted to Euro 4,652 million in 9M10 compared to Euro 122 million in the same period of last year, while in 3Q10 free cash flow amounted to Euro 4,630 million. Adjusting for the first instalment received from Telefónica related to the disposal of 50% stake in Brasilcel (Euro 4,489 million net of expenses), free cash flow would have amounted to Euro 141 million in 3Q10, which compares to Euro 93 million in 3Q09.

Table 5 _ Free cash flow (1)	Euro million

	3Q10	3Q09	y.o.y	9M10	9M09	y.o.y
EBITDA minus Capex	200.4	191.1	4.9%	635.6	656.3	(3.2)%
Non-cash items	11.6	7.8	48.2%	31.1	16.0	94.2%
Change in working capital	15.5	17.0	(9.1)%	(256.4)	(170.1)	50.7%
Operating cash flow	227.5	215.9	5.4%	410.4	502.2	(18.3)%
Interests	(15.7)	(14.0)	12.2%	(181.1)	(186.8)	(3.0)%
Net payments and contributions related to PRBs	(5.9)	(6.9)	(14.1)%	31.5	(15.2)	n.m.
Paym. to pre-retired, suspended employees and other	(45.4)	(49.3)	(7.9)%	(116.2)	(127.5)	(8.9)%
Income taxes	2.7	(70.0)	n.m.	(37.6)	(90.6)	(58.5)%
Dividends received	0.9	10.4	(91.6)%	9.6	18.4	(48.1)%
Disposal of stake in Médi Télécom	0.0	20.0	n.m.	0.0	20.0	n.m.
Disposal of stake in Brasilcel	4,500.0	0.0	n.m.	4,500.0	0.0	n.m.
Share capital reductions at Brasilcel	0.0	0.0	n.m.	89.9	0.0	n.m.
Other cash movements	(34.2)	(13.6)	150.5%	(54.7)	1.0	n.m.
Free cash flow	4,630.0	92.6	n.m.	4,651.8	121.7	n.m.

(1) 2009 figures were adjusted in order to recognise Vivo business line as a discontinued operation.

Consolidated Net Debt

Consolidated net debt amounted to Euro 782 million as at 30 September 2010, compared to Euro 5,528 million as at 31 December 2009, a reduction of Euro 4,746 million as a result of the free cash flow generated in the period (Euro 4,652 million) and the elimination of Vivo from the consolidation perimeter (Euro 699 million). These effects were partially offset by: (1) the dividends paid by PT (Euro 504 million) and its subsidiaries (Euro 63 million), and (2) the consolidation of GPTI as from 1 March 2010, which had a net debt position of Euro 31 million as at that date.

Table 6 _ Change in net debt	Euro million

	3Q10	3Q09	9M10	9M09
Net debt (initial balance as reported)	6,092.8	6,156.2	5,528.0	5,571.3
Less: Vivo’s net debt	719.5	695.3	699.0	664.9
Net debt (initial balance adjusted)	5,373.3	5,460.8	4,829.0	4,906.4
Less: free cash flow	4,630.0	92.6	4,651.8	121.7
Dividends paid by PT	0.0	0.0	503.6	503.6
Changes in consolidation perimeter	0.9	0.0	31.7	0.0
Commitments related to fixed assets	0.0	0.0	0.0	11.5
Other (1)	37.3	14.9	69.1	83.4
Net debt (final balance)	781.6	5,383.2	781.6	5,383.2
Receivable from TEF, at present value	2,953.2	0.0	2,953.2	0.0
Pro-forma net debt	(2,171.6)	5,383.2	(2,171.6)	5,383.2
Change in net debt	(4,591.7)	(77.6)	(4,047.4)	476.8
Change in net debt (%)	(75.4)%	(1.3)%	(73.2)%	8.6%

(1) In 9M10, this caption includes mainly Euro 63 million related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 37 million in 9M09). In 9M09, this caption includes the settlement of an Euro-Dollar derivative, in 7 April 2009, which resulted in a payment of Euro 38 million.

As at 30 September 2010, total consolidated gross debt amounted to Euro 7,029 million, of which 88.1% was medium and long-term and 81.0% was set at fixed rates. Following the disposal of Brasilcel, 99.7% of total debt was denominated in Euros as at 30 September 2010.

The amount of cash available in PT’s domestic operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 7,120 million at the end of September 2010, of which Euro 952 million was undrawn committed commercial paper and standby facilities.

In 9M10, PT’s average cost of debt stood at 4.6% and as at 30 September 2010, PT’s consolidated net debt had a maturity of 12.6 years. As at the end of 9M10, the net debt to EBITDA ratio was 0.5x compared to 3.4x in 9M09, while EBITDA cover stood at 6.4x in 9M10 compared to 7.2x in 9M09 as reported.

Post Retirement Benefits Obligations

As at 30 September 2010, the projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,051 million and the market value of assets under management amounted to Euro 2,242 million. In addition, PT had liabilities in the form of salaries payable to suspended and pre-retired employees amounting to Euro 712 million, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations amounted to Euro 1,521 million. After-tax unfunded obligations amounted to Euro 1,118 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants.

Table 7 _ Post retirement benefits obligations	Euro million

	30 September 2010	31 December 2009
Pensions obligations	2,713.4	2,710.2
Healthcare obligations	337.4	335.3
PBO of pension and healthcare obligations	3,050.8	3,045.5
Market value of funds (1)	(2,242.0)	(2,369.5)
Unfunded pensions and healthcare obligations	808.8	675.9
Salaries to suspended and pre-retired employees	712.3	791.4
Total gross unfunded obligation	1,521.1	1,467.4
After-tax unfunded obligations	1,118.0	1,078.5
Unrecognised prior years service gains	21.9	23.4
Accrued post retirement benefits	1,543.0	1,490.8

(1) The reduction in the market value of funds resulted mainly from the payments of pensions and supplements of Euro 114.7 million and the reimbursement of excess funding of the healthcare plan amounting to Euro 75.0 million. These effects were partially offset by the positive performance of assets under management amounting to Euro 30.1 million (equivalent to 1.4% in 9M10) and PT’s contributions to the pension funds amounting to Euro 35.1 million.

Total gross unfunded obligations increased by Euro 54 million to Euro 1,521 million as at 30 September 2010, as a result of: (1) the reimbursement of Euro 75 million, related to the excessive funding of the healthcare plan, and (2) net actuarial losses of Euro 72.6 million, related to the difference between the actual return on assets (equivalent to 1.4% in 9M10) and the estimated expected return on assets (6% on an annual basis). These effects more than offset (1) PT’s contributions to the pension funds (Euro 35.1 million) and (2) the reduction of liabilities related to salaries payable to suspended and pre-retired employees (Euro 79 million), mainly due to the payments to suspended and pre-retired employees during the period and to the halting of the redundancy programme.

Table 8 _ Change in gross unfunded obligations	Euro million

	9M10	9M09
Gross unfunded obligations (initial balance)	1,467.4	1,809.9
Post retirement benefits costs (PRB)	54.9	68.6
Curtailment cost	10.9	4.1
Net reimbursements (contributions) to pension funds (1)	31.5	(15.2)
Payments to pre-retired, suspended employees and other	(116.2)	(127.5)
Net actuarial (gains) losses (2)	72.6	(152.1)
Gross unfunded obligations (final balance)	1,521.1	1,587.8
After-tax unfunded obligations	1,118.0	1,167.0

(1) In 9M10, this caption includes: (i) termination payments amounting to Euro 4.2 million; (ii) reimbursement net of payments of healthcare expenses made by PT amounting to Euro 70.7 million, and (iii) contributions to the pension funds of Euro 35.1 million. (2) In 9M10, this caption relates to the difference between the actual return on assets (Euro 30.1 million, equivalent to 1.4% in 9M10), and the expected return on assets (6% on an annual basis).

Table 9 _ Post retirement benefits costs	Euro million

	9M10	9M09
Service cost	6.1	5.1
Interest cost (1)	151.5	162.2
Expected return on assets (2)	(102.7)	(98.7)
Sub-total	54.9	68.6
Amortisation of prior year service gains	(1.5)	(1.4)
Post retirement benefits costs	53.5	67.2

(1) The decrease in the interest cost is explained by the reduction of PBO occurred in 2009.  (2) The increase in the expected return on assets is explained by the positive performance of plan assets occurred in 2009.

In September 2010, PT announced that it is in discussions regarding the potential transfer to the Portuguese State of the pension liabilities associated with mandatory Pension Funds that cover part of the active and retired employees of PT, as well as the assets to fund these liabilities. Any unfunded liabilities, calculated as of the transfer date, will be fully funded by PT at such date. PT further informed that it has not yet reached an agreement, as this is subject to the agreement by the parties on the respective terms and conditions and to the relevant internal approvals of both parties.

Equity

Equity excluding minority interests amounted to Euro 5,490 million as at 30 September 2010. The increase of Euro 4,171 million in 9M10 is explained by: (1) the net income generated in the period of Euro 5,618 million, and (2) the positive currency translation adjustments amounting to Euro 266 million, primarily related to the appreciation of the Real against the Euro in the period. These effects more than offset: (1) the accumulated currency translation adjustments related to the investment in Brasilcel that were transferred to net income upon the disposal of this investment, which amounted to Euro 1,134 million as at the disposal date; (2) the dividends paid by PT to shareholders amounting to Euro 504 million, and (3) the net actuarial losses related to post retirement benefits amounting to Euro 53 million (net of taxes).

Table 10 _ Change in shareholders’ equity (excluding minority interests)	Euro million

9M10
Equity before minority interests (initial balance)	1,318.3
Net income	5,617.7
Net currency translation adjustments (1)	(868.6)
Dividends	(503.6)
Net actuarial gains (losses), net of taxes	(53.4)
Other	(20.7)
Equity before minority interests (final balance)	5,489.7
Change in equity before minority interests	4,171.4
Change in equity before minority interests (%)	316.4%

(1) In 9M10, this caption includes a gain of Euro 266 million related to positive currency translation adjustments generated in the period and the reclassification to net income of Euro 1,134 million related to the accumulated currency translation adjustments regarding Vivo as of the disposal date.

Consolidated Statement of Financial Position

The main changes in the consolidated statement of financial position are primarily explained by the disposal of Brasilcel, since the balance sheet as at 31 December 2009 included the assets and liabilities of Vivo. As at 31 December 2009, Vivo had total assets of Euro 6,150 million, including primarily tangible and intangible assets (Euro 4,279 million), accounts receivable (Euro 546 million), deferred taxes (Euro 418 million) and taxes receivable (Euro 373 million), and had total liabilities of Euro 2,344 million, including primarily gross debt (Euro 995 million) and accounts payable (Euro 497 million). The increase in net accounts receivable is mainly explained by the present value of the receivable from Telefónica regarding the sale of Brasilcel (Euro 2,953 million).

Table 11 _ Consolidated statement of financial position	Euro million

	30 September 2010	31 December 2009
Cash and equivalents	6,247.3	1,518.0
Accounts receivable, net	4,271.6	1,538.4
Inventories, net	124.7	239.9
Financial investments	567.0	614.1
Intangible assets, net	1,079.9	4,074.3
Tangible assets, net	3,542.5	4,843.9
Accrued post retirement asset (1)	1.3	67.6
Other assets	347.4	783.7
Deferred tax assets and prepaid expenses	644.2	1,160.7
Total assets	16,825.9	14,840.5
Accounts payable	719.6	1,338.6
Gross debt	7,028.8	7,046.0
Accrued post retirement liability	1,544.3	1,558.3
Other liabilities	1,224.4	1,602.9
Deferred tax liabilities and deferred income	614.5	907.2
Total liabilities	11,131.6	12,453.0
Equity before minority interests	5,489.7	1,318.3
Minority interests	204.6	1,069.1
Total shareholders’ equity	5,694.3	2,387.4
Total liabilities and shareholders’ equity	16,825.9	14,840.5

(1) The reduction in accrued post retirement assets is mainly related to the reimbursement of Euro 75 million of the excess funding computed as at 31 December 2009.

03

Operational Review

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 4.3% y.o.y in 3Q10, as a result of lower revenues at TMN due to: (1) lower customer revenues (Euro 25 million), as a result of increasingly more difficult economic conditions and increased popularity of on-net flat-fee prepaid tariff plans; (2) lower equipment sales (Euro 11 million), and (3) lower interconnection revenues (Euro 5 million), mainly due to lower MTRs. Revenues in the wireline segment increased by 0.1% y.o.y, underpinned by retail and wholesale revenues and despite lower data and corporate revenues.

Table 12 _ Domestic operations income statement (1)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Operating revenues	804.9	841.3	(4.3)%		2,400.1	2,474.2	(3.0)%
Wireline	481.6	481.1	0.1%		1,452.6	1,446.4	0.4%
Domestic mobile • TMN	355.9	397.9	(10.5)%		1,045.4	1,135.0	(7.9)%
Other and eliminations	(32.7)	(37.6)	(13.1)%		(98.0)	(107.2)	(8.6)%
EBITDA (2)	345.8	370.0	(6.5)%		1,044.6	1,107.0	(5.6)%
Post retirement benefits	17.8	22.4	(20.5)%		53.5	67.2	(20.5)%
Depreciation and amortisation	184.6	157.4	17.3%		506.5	462.0	9.6%
Income from operations (3)	143.5	190.2	(24.6)%		484.7	577.7	(16.1)%
EBITDA margin	43.0%	44.0%	(1.0	)pp	43.5%	44.7%	(1.2	)pp
Capex (4)	141.7	181.6	(21.9)%		411.5	471.2	(12.7)%
Capex as % of revenues	17.6%	21.6%	(4.0	)pp	17.1%	19.0%	(1.9	)pp
EBITDA minus Capex	204.1	188.5	8.3%		633.1	635.8	(0.4)%

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

EBITDA declined by 6.5% y.o.y in 3Q10 to Euro 346 million, an improved sequential trend compared to 2Q10, and equivalent to a margin of 43.0%. This performance was primarily explained by: (1) revenue decline at TMN; (2) continued strong roll-out of the triple-play offers, which resulted in higher programming, customer care and support costs, and (3) the halting of the redundancy programme, in favour of insourcing of certain operations.

Capex in the domestic business decreased by 21.9% y.o.y to Euro 142 milllion in 3Q10. Domestic capex was primarily directed to: (1) the continued efforts in the roll-out of pay-TV and FTTH, future proof technologies and services paving the way for future growth in wireline, and (2) investments in 3G and 3.5G networks in the domestic mobile business. Against a backdrop of the high quality of the network and services offered to customers, TMN’s network quality continues to stand out in the context of the Portuguese market for its coverage and reliability.

EBITDA minus Capex from domestic operations improved by 8.3% y.o.y in 3Q10 to Euro 204 million, as a result of PT’s focus on improving profitability against a backdrop of an adverse economic environment and commitment to increase cashflow generation.

Wireline

In 3Q10, retail net additions reached 83 thousand, up by 4.8% y.o.y, as a result of the significant growth of the pay-TV service, which accounted for 67 thousand net additions, bringing the total pay-TV customers to 769 thousand (up by 52.3% y.o.y). Fixed broadband net additions in the quarter stood at 32 thousand, with fixed broadband customer base growing 18.7% y.o.y as a result of the solid growth in triple-play customers. Traffic generating lines declined only by 6 thousand in 3Q10, also reflecting the positive impact of the triple-play offers and further consolidating the reversal of the traditional line loss trend in wireline (loss of traffic generating lines was 5 thousand in 3Q09, 23 thousand in 3Q08 and 41 thousand in 3Q07). In the quarter, net disconnections of voice lines were 15 thousand, including 9 thousand net disconnections of carrier pre-selection lines, which now account for only 102 thousand lines (3.8% of total PSTN/ISDN lines). Pay-TV customer penetration stands at 29.7% of traffic generating lines (+10.4pp y.o.y) and 79.8% of the fixed broadband customer base (+17.6pp y.o.y), a solid performance considering that the pay-TV service was launched, on a nationwide basis, only in April 2008.

Table 13 _ Wireline operating data

	3Q10	3Q09	y.o.y	9M10	9M09	y.o.y
Main accesses (‘000)	4,800	4,494	6.8%	4,800	4,494	6.8%
Retail accesses	4,428	4,080	8.5%	4,428	4,080	8.5%
PSTN/ISDN	2,695	2,763	(2.5)%	2,695	2,763	(2.5)%
Traffic-generating lines	2,593	2,620	(1.0)%	2,593	2,620	(1.0)%
Carrier pre-selection	102	143	(28.6)%	102	143	(28.6)%
Fixed broadband retail	964	812	18.7%	964	812	18.7%
TV customers	769	505	52.3%	769	505	52.3%
Wholesale accesses	372	413	(9.9)%	372	413	(9.9)%
Unbundled local loops	257	297	(13.3)%	257	297	(13.3)%
Wholesale line rental	63	62	0.4%	63	62	0.4%
ADSL wholesale	52	54	(3.6)%	52	54	(3.6)%
Net additions (‘000)	66	68	(1.6)%	213	196	9.0%
Retail accesses	83	79	4.8%	239	216	10.6%
PSTN/ISDN	(15)	(14)	(6.8)%	(52)	(80)	35.1%
Traffic-generating lines	(6)	(5)	(36.2)%	(20)	(48)	58.9%
Carrier pre-selection	(9)	(9)	7.9%	(32)	(31)	(1.8)%
Fixed broadband retail	32	32	0.2%	102	103	(0.4)%
TV customers	67	62	7.6%	188	193	(2.4)%
Wholesale accesses	(17)	(12)	(41.0)%	(26)	(20)	(25.4)%
Unbundled local loops	(16)	(12)	(30.4)%	(23)	(9)	(170.4)%
Wholesale line rental	(1)	(3)	71.4%	(1)	(13)	94.3%
Fixed broadband wholesale	(0)	3	(110.5)%	(1)	2	(187.9)%
Retail RGU per access (1)	1.64	1.48	11.3%	1.64	1.48	11.3%
ARPU (Euro)	29.9	30.1	(0.6)%	30.1	30.0	0.4%
Total traffic (million minutes)	2,688	2,780	(3.3)%	8,141	8,399	(3.1)%
Retail traffic	1,107	1,131	(2.1)%	3,416	3,513	(2.7)%
Wholesale traffic	1,580	1,649	(4.2)%	4,725	4,887	(3.3)%
Employees	6,662	6,345	5.0%	6,662	6,345	5.0%

(1) Retail accesses per PSTN/ISDN line.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV offer and stood at 1.64 in 3Q10, as compared to 1.60 in 2Q10 and 1.48 in 3Q09 (+11.3% y.o.y).

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 26 thousand in 3Q10, reflecting a decrease in unbundled local loop lines (-16 thousand) and in carrier pre-selection (-9 thousand).

Meo continues to offer various features that significantly differentiate its value proposition, including: (1) real video-on-demand (VoD) with DVD-like features and a catalogue of more than 2,500 movies, including high definition (“HD”); (2) catch-up TV; (3) electronic programming guide, redesigned during 1Q10, alongside all Meo user-interface, in order to improve further the user experience; (4) TV channel recording, which can be remotely programmed through internet or mobile phone, allowing also easy on-click recording of series and multiroom PVR for those customers with more than one set-top-box; (5) gaming, karaoke and several interactive applications and service areas; (6) access to personal photo folders, and (7) customised contents and features for children in a specially designed walled-garden “Meo Kids”.

In 3Q10, Meo launched: (1) Karaoke VideoStar, a new and more sophisticated karaoke offer, which includes various songs, grouped by recent successes, kids, pop, rock, classics, hip-hop and R&B, and also videos for all songs, for Euro 3.5 per month; (2) TVI 24, the information channel of TVI, the leading free-to-air channel in Portugal, available through IPTV and satellite; (3) Ídolos Interactivo, a new and exclusive interactivity experience over a FTA programme — Ídolos on SIC, from original American Idol, that gives customers access to a lot more content on each programme contestant, exclusive backstage snippets and best of videos, through a “press the red button” onscreen, and (4) TVI Secret Story Interactivo, a new and exclusive interactive channel, developed in partnership with TVI, that broadcasts live 24 hours per day the Secret Story show, a reality-show similar to Big Brother, with the possibility to access additional content — alternative cameras, additional videos and lots more, also through a “press the red button” onscreen. Since launch, on 4 October 2010, Secret Story has been the top show in Portugal, while the Secret Story channel has been one of the most seen channels. In 3Q10, Canal Q, the first interactive channel entirely produced in Portugal and exclusive on Meo, has reinforced its programming with new content and has extended the broadcasting period. These new channels, features and services are aimed at reinforcing Meo’s content and television viewing experience, which is more distinctive and further enhances interactivity, thus allowing for a even stronger differentiation when compared with other pay-TV offers in the market.

In October 2010, Meo announced the exclusive live broadcast, in True 3D, of stage eight of the world surfing circuit held in Portugal and sponsored by TMN, becoming the first television operator in the world to broadcast a surfing event in True 3D. This announcement follows the live broadcast of the major tennis event in Portugal in May 2010, the first live event broadcasted in True 3D in Portugal, and of eight games of the FIFA World Cup through the organisation of several public viewing events, thus further enhancing Meo as a differentiated value proposition in the market clearly associated with the 3D attribute.

Meo provides access to a comprehensive content offering with more than 120 TV channels and over 2,500 VoD titles. The VoD offer, which includes blockbusters from five Hollywood studios, is a key differentiating feature of the service as more than 50% of Meo’s IPTV customers have already used VoD on a paid basis, consuming an average of 2.3 movies per month. In 3Q10, the most watched movies were “Couples Retreat”, followed by “The Princess and the Frog” and “Sherlock Holmes”.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. The campaign to market Meo’s new user interface was launched with an innovative commercial ad in True 3D, marking Meo’s take-off in 3D content trials. This advertisement was also broadcasted in the three main free-to-air channels having reached an audience share of 85.5%, above that of the initial advertising of Meo in 2008 that reached an audience share of 83%. In 3Q10, proved ad recall stood above 60% and spontaneous ad recall was above 40%, well ahead of any other competing brands in the sector.

In the last months, PT has launched several vertical offers targeting the SMEs and corporate segments in order to provide differentiated convergent offers customised for different sectors, aiming at further strengthening PT’s positioning in these segments. PT has broadened the scope of services, such as: (1) Menu Box, solution targeted at the food and beverage sector integrating television, voice and data leveraging on the leading software tools for the sector and bundling the hardware component; (2) Lex Box, a solution oriented for the legal segment integrating fixed and mobile voice and broadband services with the LegiX software which enables access to legal content, and (3) customised offers, namely Corporate Fibre, a television service for customers in the health and hotel sectors with customised corporate channel, content and remote control of channel selection. On September 2010, PT has announced, in partnership with Cisco, the development, implementation and launch of new services of cloud computing, which include virtual services and unified communications. The implementation of cloud computing services will enable companies to adopt more efficient business models, increasing adoption of technology services by the corporate, SME and SOHO segments due to a significant reduction in costs related to information technology.

Notwithstanding the strong growth of Meo customers, which subscribe to a more complex service with higher customer care associated, the number of calls per customer declined by 23% when compared to the beginning of this year. In 9M10, the number of complaints in the wireline business, namely in the Meo service, declined by 32% along this year.

In 3Q10, wireline operating revenues increased by 0.1% y.o.y to Euro 482 million, underpinned by wholesale (Euro 3 million) and retail revenues, which increased by Euro 1 million to Euro 241 million, on the back of the continued strong performance of Meo triple-play offer (voice, data and pay-TV) and thus further consolidating the turnaround of the traditional revenue loss trend in the wireline business (retail revenue increase in 3Q09 was Euro 3 million and revenue loss in 3Q08 and in 3Q07 was Euro 15 million and Euro 37 million, respectively). This performance of retail revenues is being achieved on the back of pay-TV revenue’s growth and fixed broadband retail, which are increasing in line with the stated strategy of increasing market share in the residential market by offering attractive and differentiated triple-play and double-play services, and notwithstanding the increasing pressure on the traditional voice business, due to adverse economic conditions, which are affecting mainly the SME/SOHO and corporate segments.

The performance of retail revenues was underpinned by growth in retail RGUs of 83 thousand, namely pay-TV customers (+67 thousand net additions in the quarter), high quality broadband customers (+42 thousand postpaid net adds) and resilience of traffic generating lines, which decreased by 6 thousand in the quarter. The performance of retail revenues continued to benefit from the successful implementation of the pay-TV strategy, notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

Table 14 _ Wireline income statement (1)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Operating revenues	481.6	481.1	0.1%		1,452.6	1,446.4	0.4%
Retail	240.7	239.9	0.4%		724.9	727.1	(0.3)%
Wholesale	127.2	124.1	2.6%		368.6	369.8	(0.3)%
Data & corporate	67.6	70.3	(3.8)%		220.0	220.8	(0.4)%
Other wireline revenues	46.1	46.8	(1.5)%		139.2	128.7	8.2%
Operating costs, excluding D&A	297.6	285.4	4.3%		892.2	842.0	6.0%
Wages and salaries	57.2	57.5	(0.5)%		171.0	172.8	(1.0)%
Direct costs	110.7	99.6	11.1%		331.1	302.2	9.6%
Commercial costs	29.4	30.6	(3.8)%		89.8	80.7	11.4%
Other operating costs	100.3	97.7	2.7%		300.3	286.4	4.9%
EBITDA (2)	184.1	195.7	(5.9)%		560.4	604.4	(7.3)%
Post retirement benefits	17.8	22.4	(20.5)%		53.4	67.2	(20.5)%
Depreciation and amortisation	121.5	99.9	21.5%		337.4	295.3	14.3%
Income from operations (2)	44.8	73.4	(38.9)%		169.5	241.9	(29.9)%
EBITDA margin	38.2%	40.7%	(2.5	)pp	38.6%	41.8%	(3.2	)pp
Capex	107.0	130.7	(18.1)%		319.0	358.0	(10.9)%
Capex as % of revenues	22.2%	27.2%	(5.0	)pp	22.0%	24.8%	(2.8	)pp
EBITDA minus Capex	77.1	65.0	18.7%		241.3	246.4	(2.0)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Wholesale revenues increased by 2.6% y.o.y in 3Q10 to Euro 127 million, as a result of the increase in traffic revenues (+4.0% y.o.y), notwithstanding the negative impact of lower MTRs, and in leased lines revenues (+3.4% y.o.y). This performance is even more noteworthy if taking into account the decline in ULL, wholesale line rental and wholesale ADSL revenues in the quarter (Euro 3 million).

Revenues from data and corporate services decreased by 3.8% y.o.y in 3Q10 as a result of the decline in revenues from VPN and leased lines (-6.1% y.o.y) against a backdrop of challenging economic conditions affecting the SME/SOHO and corporate segments, notwithstanding the increase in revenues from network management, outsourcing and IT (+5.3% y.o.y), as a result of the execution of certain contracts.

Other revenues decreased by 1.5% y.o.y in 3Q10, mainly as a result of the 17.6% y.o.y decline in directories (Euro 3 million), reflecting the adverse economic conditions and the negative trend of the directories business, and notwithstanding the increase in equipment sales (Euro 3 million).

In 3Q10, EBITDA declined only by 5.9% y.o.y, a marked sequential improvement (-6.4% y.o.y in 2Q10 and -9.4% in 1Q10), notwithstanding the continued efforts in the deployment of the pay-TV and triple-play offers and the halting of the redundancy programme. This favourable performance is the result of the continued focus on improving the profitability of its operations and the initial benefits of the rollout of the FTTH network, which is more robust when compared to legacy networks. In the quarter, operating expenses excluding D&A only grew by 4.3% y.o.y (Euro 12 million), notwithstanding the increase in direct costs to Euro 111 million (+11.1% y.o.y, Euro 11 million). This increase in direct costs reflects the increase in programming costs, which resulted from the continued growth in pay-TV customers, strengthened content offering and higher uptake of premium and VOD services. In 3Q10, wages and salaries decreased by 0.5% y.o.y to Euro 57 million as a result of strong focus on cost reduction and notwithstanding: (1) headcount migration from the domestic mobile due to the reorganisation of the domestic fixed and mobile business along customer segments, and (2) the decision to halt the redundancy programme and focus on insourcing of certain activities that were previously outsourced. Commercial costs which decreased by 3.8% y.o.y to Euro 29 million reflected the decrease in marketing and publicity and the strict cost discipline in a difficult economic environment. The marked improvement of EBITDA evolution was achieved notwithstanding the increase in provisions (Euro 7 million) as a result of the more difficult economic environment. EBITDA margin, which stood at 38.2% in 3Q10, declined by 2.5pp y.o.y, the best performance in the last two years, and clearly confirming steady improvements in the historical trend following the launch of the triple-play and pay-TV business.

Capex decreased from Euro 131 million in 3Q09 to Euro 107 million in 3Q10 (-18.1% y.o.y) as the investments in legacy network infrastructure declined in the period, notwithstanding: (1) the continued efforts in the rollout of future proof infrastructures, namely FTTH, and (2) the increase in customer related capex associated to the growth in pay-TV services. Other investments, namely infrastructure backbone SI/TI, also decreased as the result of PT’s focus on efficiency and cash flow, benefiting from significant investments during 2008 and 2009 and synergies from fixed-mobile integration.

Domestic Mobile

In 3Q10, TMN’s EBITDA minus capex grew by 3.1% y.o.y to Euro 132 million, as a result of the strong focus on profitability and cash-flow generation and against a backdrop of a challenging economic environment and increased competitiviness in certain market segments, namely the youth segment. Notwithstanding the adverse economic conditions and tightening competitive environment, TMN consolidated the cash-flow generating trend, with EBITDA minus capex improving when compared with previous quarters: +3.1% y.o.y in 3Q10; +2.9% y.o.y in 2Q10, and -3.2% y.o.y in 1Q10. Revenues stood at Euro 356 million (-10.5% y.o.y), as a result of the aforementioned challenging economic environment, penalised by interconnection revenues (-12.9% y.o.y) and equipment sales (-25.4% y.o.y).

Table 15 _ Domestic mobile operating data (1)

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Customers (’000)	7,314	7,073	3.4%		7,314	7,073	3.4%
Net additions (’000)	46	104	(55.8)%		62	140	(55.6)%
Total traffic (million minutes)	2,716	2,594	4.7%		7,849	7,254	8.2%
MOU (minutes)	124	123	1.1%		120	116	3.6%
ARPU (Euro)	14.7	16.8	(12.0)%		13.2	16.3	(18.8)%
Customer	12.7	14.4	(11.6)%		11.5	14.0	(18.2)%
Interconnection	1.6	1.9	(15.9)%		1.5	1.9	(23.0)%
Data as % of service revenues (%)	25.2	22.7	2.5	pp	24.5	22.7	1.8	pp
SARC (Euro)	30.0	32.6	(8.1)%		28.8	35.8	(19.5)%
Employees	1,043	1,008	3.5%		1,043	1,008	3.5%

(1) Includes MVNO subscribers.

In 3Q10, TMN’s total customers increased by 3.4% y.o.y to 7,314 thousand, underpinned by wireless broadband customers, with quarterly net additions of 46 thousand, clearly improving the trend seen in previous quarters (+5 thousand in 2Q10 and +11 thousand in 1Q10). Notwithstanding the challenging economic environment and increased popularity of on-net flat-fee prepaid tariff plans, customer growth at TMN in the quarter was underpinned by both postpaid and prepaid customers (+22 thousand net adds and +23 thousand net adds). The growth of postpaid customers was a result of: (1) continued growth of wireless broadband, and (2) the new postpaid pricing plans, branded “TMN unlimited”, that were launched during the quarter and which are aimed at increasing the penetration of high-value tariff plans. At the end of 3Q10, postpaid customers accounted for 31.0% of total customer base (+0.1pp q.o.q).

In 3Q10, TMN continued to invest significantly in the differentiation and strengthening of its handset portfolio with the launch of new phones such as Samsung Galaxy S, using the Android operating system, and, already in October, the exclusive commercialisation of Samsung Omnia 7, the first mobile phone in Portugal to integrate the Windows 7 operating system, and the iPhone. This strategy resulted in the most comprehensive smartphone offering in the Portuguese mobile market, making available: (1) the most well known operating systems: Windows Mobile, Android, RIM, Symbian and i-Phone, and (2) a wide range of smartphones from several manufacturers. As referred to above, as of October 2010, TMN also started to market the iPhone, thus further enhancing its smartphone offering. TMN also continued to invest in the development and marketing of own-label low-cost smartphones aimed at the mass market, which are acting as enablers of lower entry barriers in the market and driving an increased popularity of these devices.

As part of its data and value added services strategy, TMN has also been investing significantly in new services that are already aligned with future market trends, of which it should be highlighted: (1) meo mobile, which makes available 40 TV channels, in various areas such as information, sports, entertainment, children and other, on the mobile phone, along with innovative features such as wireless remote recording and sms alerts, marketed at various price ranging from Euro 0.93 per day to Euro 7.76 per month with unlimited channels; (2) TMN’s application store making available sports, news, entertainment, games, books and utility apps, which leverages on the wide experience and presence of PT’s portal Sapo in the online world; (3) pond, an aggregation service that enables the access to multiple personal accounts, aggregation of social network accounts in a single place, simultaneous posts in multiple accounts and/or services and sharing of photos and videos, and (4) music box, a service that allows music downloads in Portugal for mobile phones and PCs, from the main world music companies with a pricing starting from Euro 1.99 per week.

This service and applications offering is complemented with the internetnotelemóvel service, which offers internet access on mobile phones in any place at any time and also access to TMN’s innovative mobile portal, which has been recently redesigned and now offers a more user friendly and dynamic layout, with content reorganised in three main areas (news, entertainment and utilities) and direct access to some of the most popular applications, such as Meo Mobile, email and Internet.

As a result, TMN is leveraging on its distinctive and comprehensive smartphone, data and value added services offering and, in 3Q10, is the clear leader in this high growth market segment with 46% market share according to GfK market studies.

In order to enhance the competitive position of its service offering in the youth segment, in April 2010, TMN redesigned the on-net flat-fee prepaid tariff plans targeted at the youth segment, “Moche”. This offer now includes an option with a monthly fee of Euro 9.9 and one other option without a monthly fee, although subject to a minimum recharge of Euro 12.5 every 30 days. In 3Q10, the on-net flat-fee prepaid tariff plans continued to become increasingly more popular, having now reached around 25% of the prepaid customer base.

In the quarter, TMN continued to market the new postpaid pricing plans that were launched in July 2010, branded “TMN unlimited”, which are aimed at increasing the penetration in high-value segments. These pricing plans are designed to leverage on the increased popularity of smartphones in Portugal and include voice services and broadband Internet access (500MB of mobile Internet plus unlimited WiFi usage in 1,600 PT’s hotspots), while at the same time guarantying minimum consumption levels of Euro 30 (unlimited on-net traffic, SMS and MMS included, subject to fair usage policy) and Euro 100 (unlimited on-net and off-net traffic, SMS and MMS included, subject to fair usage policy).

As part of its innovation strategy, TMN launched recently its internet Pad service offering, a new mobile data access offer specifically designed for tabletPC’s, aimed at establishing a leading edge position in this high-growth segment of the market. This new offering has an option of 1GB of traffic included with the monthly fee of Euro 14.90 per month and an unlimited offer, subject to a fair usage policy, for a price of Euro 29.9 per month. The internet Pad offer was recently further reinforced with the integration of the Samsung Galaxy Tab, based on the Android operating system, and that includes one year subscription to the digital version of Expresso, the leeding weekend newspaper in Portugal, and the license to use the navigation application N-Drive with the Portugal’s map and access to traffic information.

In the quarter, TMN also continued to invest in the mobile broadband segment. The success of TMN in this market segment continues to be based on: (1) maintaining its leading position in terms of coverage and quality of service, having already covered the main urban areas with HSDPA and HSUPA; (2) wide varety of postpaid and prepaid services, and (3) on the quality and coverage of its wi-fi network, which is available in more than 1,600 hotspots in Portugal, particularly in hotels, shopping malls, airports, etc.

As a result of TMN’s investment in improving the customer experience in the usage of its voice and data services and in increasing the quality of its customer care processes, in 9M10, the number of calls to the customer care call centre declined and the number of complaints of TMN customers declined by 14% throughout this year. The mobile broadband service registered an even more noteworthy performance with a decline of customer complaints of 31% along this year. Also worthwhile to note that, in 2009, the number of total complaints of TMN customers had already declined by 17% y.o.y and the number of complaints of mobile broadband customers had declined by 36%.

In 3Q10, customer ARPU at TMN stood at Euro 12.7 (-11.6% y.oy) mainly as a result of: (1) continued adverse economic conditions; (2) the increase in VAT by 1pp to 21% that was implemented as from 1 July onwards; (3) increased penetration of voice and data services in lower segments of the market, and (4) increased popularity of tribal tariff plans targeted at the youth segment, which reflect increased competitive levels in the market, and notwithstanding significant growth in usage. Interconnection ARPU declined by 15.9% y.o.y, with termination rates declining sequentially by Euro 0.5 cents to Euro 5.5 cents as of 24 August 2010 as a result of the glide path defined by ANACOM, the Portuguese telecom regulator. As a result, TMN’s ARPU stood at Euro 14.7 in 3Q10 (-12.0% y.o.y).

In 3Q10, total traffic increased by 4.7% y.o.y to 2,716 million minutes, driven by outgoing traffic, which increased by 8.1% y.o.y, while incoming traffic declined by 6.0% y.o.y. Notwithstanding resilient volume traffic growth, primarily due to growth in customer base (+3.4%, EoP) coupled with an increased penetration of on-net flat-fee prepaid tariff plans underpinned traffic growth in the period, in 3Q10 growth slowed down sequentially as a result of the economic conditions. As a result of lower growth in traffic volumes coupled with continued growth in mobile data cards, MOU increased only 1.1% y.o.y in the quarter.

In 3Q10, TMN’s operating revenues amounted to Euro 356 million, a decrease of 10.5% y.o.y (Euro 42 million), mainly due to: (1) the 25.4% y.o.y decline in equipment sales (Euro 11 million); (2) the Euro 25 million decline in customer revenues, and (3) the Euro 5 million decline in interconnection revenues, partially driven by the Euro 3 million negative impact of lower MTRs. Notwithstanding the difficult economic conditions, SMS and value added data services continued to contribute to top line growth, having increased by 1.1% in 3Q10 and accounting for 25.2% of service revenues (+2.5pp y.o.y).

Table 16 _ Domestic mobile income statement (1)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Operating revenues	355.9	397.9	(10.5)%		1,045.4	1,135.0	(7.9)%
Services rendered	322.2	353.4	(8.8)%		960.9	1,019.6	(5.8)%
Customer	278.2	303.7	(8.4)%		833.3	877.6	(5.0)%
Interconnection	34.8	39.9	(12.9)%		108.6	121.5	(10.7)%
Roamers	9.1	9.7	(6.3)%		19.1	20.4	(6.7)%
Sales	31.3	41.9	(25.4)%		77.4	104.8	(26.2)%
Other operating revenues	2.5	2.6	(1.4)%		7.2	10.6	(32.8)%
Operating costs, excluding D&A	192.7	221.9	(13.2)%		557.0	627.6	(11.2)%
Wages and salaries	12.2	11.6	4.7%		35.9	37.5	(4.3)%
Direct costs	62.5	67.5	(7.4)%		187.1	195.8	(4.5)%
Commercial costs	59.5	73.8	(19.4)%		153.6	201.1	(23.6)%
Other operating costs	58.5	69.0	(15.2)%		180.5	193.2	(6.6)%
EBITDA (2)	163.2	175.9	(7.2)%		488.4	507.4	(3.7)%
Depreciation and amortisation	60.7	54.3	11.7%		161.6	157.4	2.7%
Income from operations (3)	102.5	121.6	(15.7)%		326.8	350.0	(6.6)%
EBITDA margin	45.9%	44.2%	1.6	pp	46.7%	44.7%	2.0	pp
Capex (4)	31.5	48.1	(34.5)%		84.1	106.1	(20.8)%
Capex as % of revenues	8.9%	12.1%	(3.2	)pp	8.0%	9.4%	(1.3	)pp
EBITDA minus Capex	131.7	127.8	3.1%		404.3	401.2	0.8%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

Despite the growth in customer base, the performance of customer revenues reflected an adverse economic environment and tightening competitive levels in certain market segments, thus declining by 8.4% y.o.y to Euro 278 million (Euro 25 million). Interconnection revenues declined by 12.9% y.o.y in 3Q10 to Euro 35 million (Euro 5 million), as a result of: (1) the decline in incoming traffic; (2) lower MTRs, which declined from Euro 6.0 cents to Euro 5.5 cents per minute in 24 August 2010 as compared to Euro 6.5 cents per minute in 3Q09, and (3) lower interconnection revenues related to SMS. Equipment sales declined by 25.4% y.o.y (Euro 11 million) primarily due to lower handset prices, as a result of the focus of TMN in streamlining its product portfolio, and lower volumes.

During the quarter TMN continued to focus on strict cost control to improve profitability against a backdrop of an adverse economic environment. EBITDA in the quarter stood at Euro 163 million (-7.2% y.o.y) declining by only Euro 13 million, notwithstanding the decline in revenues (Euro 42 million) and the decline in gross profit (Euro 24 million). In 3Q10 EBITDA margin stood at 45.9%, increasing by 1.6pp when compared to 44.2% in 3Q09. Operating expenses, excluding D&A, decreased by 13.2% y.o.y in 3Q10 to Euro 193 million, on the back of operational and cost discipline: (1) commercial costs declined by 19.4% y.o.y to Euro 60 million, as a result of the continued focus on increasing the number of exclusive handsets and reducing the breadth of TMN’s handset portfolio, which translates into lower unitary SARC (-6.6% y.o.y in 3Q10 and -19.6% y.oy in 9M10); (2) lower direct costs (-7.4% y.o.y to Euro 63 million), as a result of lower MTRs and a higher proportion of on-net traffic, notwithstanding higher capacity costs, which are associated with the provision of data services, and (3) lower other operating costs (-15.2% y.o.y). Other operating expenses benefited from lower maintenance and repairs, which result from an integrated and more efficient management of fixed and mobile networks, and from lower external supplies, which reflect the strict operational and cost discipline. Wages and salaries increased by 4.7% y.o.y to Euro 12 million at TMN.

Capex decreased by 34.5% y.o.y in 3Q10 to Euro 32 million, representing 8.9% of revenues (-3.2pp y.o.y). The decrease in TMN’s capex is primarily explained by the strong focus on cash-flow generation and profitability, benefiting from synergies from the fixed-mobile integration and management of the Portuguese business alongside customer segments. Against a backdrop of high quality of services offered,  TMN’s capex continued to be directed primarily towards: (1) expanding network capacity, to accommodate increased voice and data usage, and (2) network coverage, namely in the urban areas and in the main motorways and roads. Approximately 60% of network capex is being directed towards 3G and 3.5G networks. As a result of the strict focus on cash-flow generation and profitability of operations and of management operational discipline, EBITDA minus capex at TMN increased by 3.1% y.o.y to Euro 132 million in 3Q10.

International Businesses

In 9M10, international assets, on a pro-forma basis, increased their proportional revenues by 17.8% y.o.y to Euro 447 million, while EBITDA decreased by 1.0% y.o.y to Euro 165 million, improving the trend seen in 1Q10 and 2Q10, notwithstanding the devaluation of the Angolan Kwanza.

Table 17 _ Proportional income statement of international assets (1)	Euro million

	3Q10	3Q09	y.o.y		9M10	9M09	y.o.y
Operating revenues	163.0	131.5	24.0%		447.5	380.0	17.8%
EBITDA (2)	57.9	56.7	2.1%		164.7	166.4	(1.0)%
Depreciation and amortisation	30.4	10.8	180.3%		57.3	31.0	85.0%
Income from operations (3)	27.6	45.9	(40.0)%		107.4	135.4	(20.7)%
EBITDA margin	35.5%	43.1%	(7.6	)pp	36.8%	43.8%	(7.0	)pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Table 18 _ Highlights of main assets in Africa and Asia (2010) (1)	thousand (customers), million (financials)

	Stake	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel, Angola (2) (4)	25.00%	1,083	(5.2)%	637	(15.5)%	58.9%	824	485
MTC, Namibia (3) (4)	34.00%	1,068	(0.7)%	576	(0.6)%	54.0%	109	59
CVT, Cape Verde (3) (4)	40.00%	6,474	1.9%	3,169	(13.8)%	49.0%	59	29
CTM, Macao (2)	28.00%	2,022	11.5%	891	5.5%	44.1%	192	85
CST, S.Tomé & Principe (3) (4)	51.00%	230,067	18.7%	68,605	24.5%	29.8%	9	3
Timor Telecom, East Timor (3)	41.12%	41	18.3%	23	22.2%	56.5%	31	18

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 9M10, Unitel’s revenues and EBITDA, in Angolan Kwanza, increased by 14.7% and by 2.8% respectively and decreased by 5.2% and by 15.5% y.o.y, to USD 1,083 million and USD 637 million respectively, as a result of the 19.3% devaluation of Angolan Kwanza against the Dollar. In 9M10, Unitel continued its expansion both in Luanda and outside Luanda and launched several campaigns to promote voice and data usage.

In 9M10, MTC’s revenues and EBITDA decreased by 0.7% y.o.y and by 0.6% y.o.y, to NAD 1,068 million and NAD 576 million, respectively. Revenue performance was achieved against a backdrop of significant decline in MTRs and promotions with significative traffic bonus to reinforce competitive position. Excluding the impact of lower MTRs (-66% average price y.o.y), revenues and EBITDA would have increased by 3.9% and 4.3%, respectively. In 9M10, EBITDA margin stood at 54.0%. Data revenues accounted for 18.5% of service revenues. In 9M10, MTC focused its marketing and commercial activity in initiatives to promote usage and mobile broadband, launching: (1) several weekly campaigns based on traffic promotions; (2) campaigns in schools targeted to the youth segment, and (3) Netman, a new brand to provide broadband services, designed to be the best broadband service provider in Namibia, with 95% of coverage and download speeds up to 7.2 Mbps.

In 9M10, CVT’s revenues increased by 1.9% y.o.y to CVE 6,474 million, while EBITDA decreased by 13.8% y.o.y to CVE 3,169 million. EBITDA margin stood at 49.0%. Revenues and EBITDA performance were impacted by the introduction of international accounting rules (IFRIC 12) related to concession agreement. Adjusting for this impact, revenues and EBITDA would have decreased by 7.8% and by 13.4%, respectively. In 9M10, revenue performance was negatively impacted by lower roaming revenues and lower mobile outgoing revenues, as well as adverse regulatory impacts in the wireline business. Excluding regulatory impacts, EBITDA would have decreased by 4.0% in 9M10. It is worth highlight that, in 3Q10, EBITDA y.o.y trend improved significantly when compared to previous quarters. In 9M10, CVT launched an institutional campaign to celebrate the achievement of surpassing 300 thousand mobile customers and several campaigns in schools, targeted to youth segment. Broadband and IPTV customers increased significantly, representing 20.5% and 10.3% of wireline customer base, respectively.

In 9M10, CTM’s revenues and EBITDA increased by 11.5% y.o.y and by 5.5% y.o.y to MOP 2,022 million and MOP 891 million, respectively. EBITDA margin stood at 44.1%. Revenue growth was achieved against a backdrop of a positive evolution of the economy of Macao, which led to an increase in the number of visitors in the period. Data revenues represented 14.0% of mobile service revenues. In 9M10, CTM launched several campaigns addressed to broadband users, both smartphones and dungle users.

In 9M10, CST’s revenues and EBITDA increased by 18.7% y.o.y and by 24.5% y.o.y, to STD 230,067 million and 68,605 million, respectively. EBITDA margin stood at 29.8%.

In 9M10, Timor Telecom’s revenues and EBITDA increased by 18.3% y.o.y and by 22.2% y.o.y, to USD 40.9 million and USD 23.1 million, respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin stood at 56.5%. Data revenues accounted for 14.3% of mobile service revenues. Customer growth was achived against a backdrop of expanding coverage and strengthening of commercial offer as in 9M10 Timor Telecom: (1) relaunched its commercial brand; (2) launched 3G services; (3) increased significatively its distribution network capillarity, and (4) improved its commercial offer, with low end handsets and traffic stimulation campaigns.

04 Changes in Accounting Policies

Following the disposal of the investment in Brasilcel in September 2010 and in accordance with IFRS 5, VIVO business line was presented as a discontinued operation in 2010 and 2009 income and cash-flows statements. The net gain obtained with the disposal of this investment was recorded under the caption discontinued operations.

The interpretation IFRIC 12 Service Concession Arrangements became effective as from 1 January 2010, following the approval by the European Commission as at 25 March 2009, and is applicable to Portugal Telecom in relation to the concession arrangement of an international operation which renders fixed line telecommunication services. According to this interpretation, infrastructure within the scope of the concession arrangement cannot be recognised as property, plant and equipment, but instead should be recognised as an intangible asset corresponding to the right to charge users of the public service. In accordance to this interpretation, revenues were adjusted in order to reflect the services that operators perform under these concession arrangements, while costs were recognised in relation to the investments incurred with the development of the fixed line network. According to the transitional provisions of this interpretation, financial statements for 2009 were adjusted retrospectively.

Please see additional information in the notes on our interim financial statements as of 30 September 2010.

Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details

Date: 3 November 2010

Time: 15:00 (Portugal/UK), 16:00 (CET),

11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 7817

US and Canada: 877 269 7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415

(Account Number: 3082, Conference ID: 359534)

US and Canada callers: 877 660 6853

(Account Number: 3082, Conference ID: 359534)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.